Exhibit 99.23

CONSENT OF GOLDER ASSOCIATES LTD.

The undersigned hereby consents to the use of their report(s), and the information derived therefrom, as well as the reference to their name, in each case where used or incorporated by reference in the Annual Report on Form 40-F/A for the year ended December 31, 2012 of IAMGOLD Corporation.

GOLDER ASSOCIATES LTD.

/s/ Michael E. Beadle
By:	Michael E. Beadle, P.Eng
Title:	Associate

Dated:	January 14, 2014